UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-15681

(Check One):       ☐Form 10-K      ☐Form 20-F      ☐Form 11-K      ☑Form l0-Q      ☐Form N-SAR      ☐Form N-CSR

For Period Ended:	December 31, 2004

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:	webMethods, Inc.

Former name if applicable:	Not Applicable.

Address of principal executive office (Street and number):	3930 Pender Drive

City, state and zip code:	Fairfax, Virginia 22030

PART II

RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     webMethods, Inc. (the “Company”) requires a brief delay to complete the filing of its quarterly report on Form 10-Q for the three months ended December 31, 2004. That delay is necessary to assure that all financial statements for all periods presented in such Form 10-Q are adjusted correctly and appropriately and that all financial data presented or discussed in such Form 10-Q, as well as related disclosures, reflect all appropriate adjustments to such financial data.

     On February 3, 2005, the Company issued a press release and filed a Form 8-K announcing that the Company, after consultation with its independent registered public accounting firm, was restating the Company’s financial statements for fiscal year 2004 (ended March 31, 2004), as well as quarterly financial statements for fiscal year 2004 and for the three months ended June 30, 2004 due to errors in those financial statements attributable to the improper activities of certain employees of the Company’s Japanese subsidiary. The Company also announced that financial information relating to the three months ended September 30, 2004 previously announced by the Company in its press release on October 21, 2004 was being adjusted.

     The Company is working diligently to complete such restatements and adjustments to its financial statements and financial information, and expects to file its Form 10-Q for the three months ended December 31, 2004 as soon as practicable. The Company, however, cannot file that Form 10-Q by February 9, 2005, the applicable due date, without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Full Name of registrant:	webMethods, Inc.

Gary Ford, VP Legal                                                      (703)      460-2500

(Name)                                                                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☑ No

The Company delayed the filing of its quarterly report on Form 10-Q for the three months ended September 30, 2004 due to an internal investigation initiated shortly before the due date for such Form 10-Q with respect to one of the company’s international subsidiaries. That investigation was recently completed, and the Company expects to file its Form 10-Q for the three months ended September 30, 2004 as soon as practicable.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

webMethods, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 9, 2005	By:	/s/ MARY DRIDI Name: Mary Dridi Title: Chief Financial Officer